Exhibit 99.1

Cybin Announces FDA Investigational New Drug Authorization of Cybin’s Sponsored Feasibility Study using Kernel Flow Technology

TORONTO, CANADA – October 26, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today announced that the U.S. Food and Drug Administration (“FDA”) has authorized an Investigational New Drug (“IND”) application to proceed with the Company’s sponsored feasibility study using Kernel’s Flow technology to measure ketamine’s psychedelic effect on cerebral cortex hemodynamics.

“The word psychedelic means ‘mind-manifesting,’ but what has been missing is useful ‘mind-imaging’—the ability to dynamically trace the neural correlates of human conscious experience. Conventional neuroimaging just isn’t dynamic enough to study the psychedelic experience in the brain as it happens. This study of ketamine’s psychedelic effects while wearing headgear equipped with sensors to record brain activity could open up new frontiers of understanding,” said Dr. Alex Belser, Cybin’s Chief Clinical Officer.

Leveraging Kernel’s quantitative neuroimaging technology (“Kernel Flow”) may lead to new frontiers in psychedelic therapeutics by enabling the acquisition of longitudinal brain activity before, during and after a psychedelic experience, providing quantification of what was previously subjective patient reporting.

“Quantitatively measuring the brain within the context of a psychedelic experience is a promising frontier,” said Bryan Johnson, founder and Chief Executive Officer of Kernel. “With Kernel Flow, Cybin’s researchers can start putting numbers and quantification to subjective states of mind, including altered ones.”

Kernel Flow uses pulsed light instead of continuous wave light to increase measured brain information. In contrast with electroencephalography (“EEG”) electrodes that usually require gel on the head or functional magnetic resonance imaging (“fMRI”) studies that require a participant to lie in a scanner, Kernel Flow is easily wearable. The entire system is the size and look of a bicycle helmet and could, in the future, be more broadly used for neuroscientific or physiological studies of brain activity during psychedelic use.

As part of Cybin’s sponsorship of the feasibility study, the Company will retain an exclusive interest in any innovations that are discovered or developed through its independent analysis of the study findings. Kernel will hold the same rights relating to its Kernel technology.

“We hope this feasibility study can bridge the gap of real-time quantitative data collection during psychedelic treatments to further understand the correlation of effects from these powerful molecules. The ability to access real-time brain activity data during a psychedelic experience has tremendous potential for the development of future psychedelic therapeutics,” stated Doug Drysdale, Chief Executive Officer of Cybin.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the

Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the period ended June 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contact:

John Kanakis

Cybin Inc.

john@cybin.com